EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	Three Months Ended December 31,				Year Ended September 30,
	2007		2006		2007		2006		2005		2004		2003
Income before taxes excluding equity in income of investees, minority interest in earnings of consolidated subsidiaries and capitalized interest	$698,478		$589,792		$2,406,424		$1,824,729		$1,397,275		$977,039		$694,399
Additions:
Dividends received from equity-method investees	3,755		5,218		19,537		22,486		—		69		—
Fixed charges
Interest expense-excluding interest on deposits	10,537		6,306		23,595		30,155		34,563		32,254		22,924
Interest expense-deposits	3,099		3,779		14,344		14,391		7,651		4,295		6,122
Interest factor on rent[1]	4,665		4,115		17,318		16,736		15,717		13,020		13,413

Total fixed charges	$18,301		$14,200		$55,257		$61,282		$57,931		$49,569		$42,459

Adjusted earnings	$720,534		$609,210		$2,481,218		$1,908,497		$1,455,206		$1,026,677		$736,858

Ratio of adjusted earnings to fixed charges	39.4	x	42.9	x	44.9	x	31.1	x	25.1	x	20.7	x	17.4	x

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).